SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 8, 2004

PetroKazakhstan Inc.

(Translation of registrant’s name into English)

140-4th Avenue SW #1460, Calgary Alberta, Canada T2P 3N3

(Address of principal executive offices)

1.	News Release:
September 8, 2004 - Energy Conferences & Investor Meetings

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, PetroKazakhstan Inc. , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroKazakhstan Inc. SEC File No. 0-28466

(Registrant)

Date: September 8, 2004	By:	/s/ Ihor Wasylkiw

Ihor Wasylkiw
Vice President Investor Relations